UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                                  Borden, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.625 per share
                         (Title of Class of Securities)

                                  09959 3 10 2
                                 (CUSIP Number)

Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg Kravis
                                  Roberts & Co.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 23, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/.    (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BORDEN ACQUISITION CORP.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF, OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
             7   SOLE VOTING POWER
NUMBER OF
  SHARES              28,138,000
BENEFICIA    8   SHARED VOTING POWER
LLY OWNED
    BY                     0
   EACH
REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH               28,138,000
            10   SHARED DISPOSITIVE POWER

                           0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9

 14  TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF, OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               28,138,000
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY                      0
   EACH
REPORTING     9   SOLE DISPOSITIVE POWER
  PERSON
  WITH                 28,138,000
              10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WHITEHALL ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               28,138,000
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY                      0
   EACH
REPORTING     9   SOLE DISPOSITIVE POWER
  PERSON
  WITH                 28,138,000
             10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,138,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.625 par value per share ("Common Stock"), of Borden, Inc., a New Jersey corporation (the

"Issuer").  The principal executive offices of the Issuer are located at 180

East Broad Street, Columbus, Ohio 43215.


Item 2.  Identity and Background.

          This statement is being filed jointly by Whitehall Associates, L.P.,

a Delaware limited partnership ("Whitehall Associates"), Borden Acquisition

Corp., a wholly-owned subsidiary of Whitehall Associates ("Sub"), and KKR

Associates, a New York limited partnership ("KKR Associates", and together with

Whitehall Associates and Sub, the "Reporting Persons").  The agreement among the Reporting Persons relating to joint filing of this statement is attached as

Exhibit 1 hereto.

          Sub was formed to effect the proposed transactions described in Item

4 below, and has not engaged in any activities other than those incident to its formation and such proposed transactions.  Whitehall Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of each of Sub and Whitehall Associates is 9 West

57th Street, New York, New York 10019.

          Information concerning the directors and executive officers of Sub is contained in Schedule A attached hereto.

          The sole general partner of Whitehall Associates is KKR Associates.

KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies.  The address of its principal business and office is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr. and

Michael T. Tokarz are the general partners of KKR Associates.  Messrs. Kravis,

Roberts, MacDonnell, Raether, Michelson, Fox, Greene and Tokarz are each United

States citizens, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis Roberts & Co. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New

York 10019, and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

The business address of Messrs. Kravis, Raether and Tokarz is 9 West 57th

Street, New York, New York 10019; the business address of Messrs. Roberts,

MacDonnell, Michelson, Fox and Greene is 2800 Sand Hill Road, Suite 200, Menlo

Park, California 94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this

Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, Issuer has granted an irrevocable option (the "Option") to Sub to purchase, during a time period described in such Option, up to 28,138,000 shares of Common Stock (the

"Shares"), subject to customary anti-dilution adjustments.  In the event Sub exercises the Option (including a Mandatory Purchase described in Item 4), Sub

(or, at Sub's option, its designee) will deliver to Issuer such number of shares (rounded to the nearest whole share) of common stock, par value $.01 per share ("Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware

corporation, owned by Whitehall Associates as are equal to the product of the

Option Exchange Ratio (as defined below) and the number of Shares purchased.

The "Option Exchange Ratio" is equal to the quotient (rounded to the nearest

1/100,000) obtained by dividing (i) $11.00 (the "Option Purchase Price") by

(ii) the average of the average of the high and low prices of Holdings Common

Stock as reported on the New York Stock Exchange Composite Tape on each of the ten consecutive trading days immediately preceding the second trading day prior to (x) the date of notice of exercise of the Option or (y) the date of exercise of the Option in the case of a Mandatory Purchase.  In the event that certain fees are actually paid to KKR pursuant to the Merger Agreement as a result of the termination of the Merger Agreement in connection with certain transaction proposals by third parties, the Option Purchase Price shall be adjusted upward

(retroactively if necessary and net of any taxes or brokerage fees paid in connection with the sale, tender or exchange of shares by Sub or its designee,

which designee must be Whitehall Associates or a direct or indirect wholly owned subsidiary of Whitehall Associates) to reflect (i) with respect to any

Shares sold, tendered, or exchanged in any third party transaction that triggers a payment pursuant to the Merger Agreement of such fees, the price per share actually paid to holders of Common Stock of Issuer as a result of any such third party transaction and (ii) with respect to any Shares sold, tendered or exchanged to another party or parties by Sub (or its designee) other than pursuant to such third party transaction, the price per share actually paid to

Sub (or its designee) by such other party or parties in consideration for such

Shares.

          Issuer entered into the Option Agreement (defined in Item 4) to induce Whitehall Associates to enter into the Merger Agreement.  It is presently contemplated that the Option will be assigned to Whitehall Associates

(or a direct or indirect wholly owned subsidiary of Whitehall Associates).

Item 4.  Purpose of Transaction.

          On September 23, 1994, Whitehall Associates, Sub and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Sub with and into Issuer, which shall be the surviving corporation of the Merger (the "Surviving Corporation").

          In furtherance of the Merger, it is presently contemplated that Sub will commence an exchange offer (the "Offer") to exchange shares of Holdings

Common Stock owned by Whitehall Associates for all of the issued and outstanding shares of Common Stock.  Each share of Common Stock accepted by Sub in accordance with the Offer will be converted into the right to receive from

Sub that number of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio.  The "Exchange Ratio" is equal to the quotient

(rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of Holdings Common

Stock as reported on the New York Stock Exchange Composite Tape on each of the ten consecutive trading days immediately preceding the second trading day prior to the date of expiration of the Offer except that the Exchange Ratio will not be less than 1.78125 or greater than 2.375.

          If, following the Offer and exercise of the Option, approval of

Issuer's shareholders is required by applicable law in order to consummate the

Merger, provided that the Minimum Condition (as hereinafter defined) is satisfied without being reduced or waived, Issuer will submit the Merger to its shareholders for approval.  If consummated, the Merger will result in the acquisition of Issuer by Whitehall Associates and its affiliates.

The Reporting Persons intend to vote any shares of Common Stock acquired by them in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

          The obligations of Sub to consummate the Offer and to accept for exchange the shares of Common Stock tendered pursuant to the Offer are subject to certain conditions, and prior to the consummation of the Offer, Sub may terminate the Offer under certain circumstances as set forth in the Merger

Agreement.  In addition, the obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the effective time of the Merger, Whitehall Associates or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          Sub is not required to accept for exchange, exchange or deliver, any shares of Holdings Common Stock for any shares of Common Stock tendered and may terminate or (subject to the terms of the Merger Agreement) amend the Offer or may postpone the acceptance for exchange of the shares of Common Stock tendered, if, among other things, immediately before acceptance for exchange of any such shares of Common Stock, there have not been validly tendered and not properly withdrawn pursuant to the Offer a number of shares of Common Stock which, when added to any shares of Common Stock previously acquired by Sub or

Whitehall Associates (other than pursuant to the Option) represent more than

41% of the shares of Common Stock outstanding on a fully diluted basis (other than dilution due to certain preferred stock purchase rights of the Issuer)

(the "Minimum Condition").  Sub may waive the Minimum Condition unless Sub has exercised the Option in whole or in part prior to the termination of the Offer.

          Concurrently with the execution and delivery of the Merger Agreement,

Sub, Whitehall Associates and Issuer entered into a Conditional Purchase/Stock

Option Agreement dated as of September 23, 1994 (the "Option Agreement")

pursuant to which Issuer granted the Option to Sub.  Pursuant to the Option

Agreement, the Option may be exercised by Sub (or its designee, which designee must be Whitehall Associates or a direct or indirect wholly-owned subsidiary of

Whitehall Associates), in whole or in part at any time and from time to time until the Expiration Date (as defined below) except that if Sub (or its designee) has not exercised the Option in whole or in part prior to the expiration of the Offer, it cannot exercise the Option thereafter if it waives or otherwise reduces the Minimum Condition and accepts fewer than 41% of the outstanding Shares for payment in the Offer.  "Expiration Date" means the first to occur of the effective time of the Merger or March 21, 1995 (unless Sub has theretofore sent written notice of exercise of the Option).

          Upon the Conversion Date (as defined below), if any, the Option will be converted in part from an irrevocable option to purchase the Shares into an obligation on the part of Sub (or its designee) to exercise the Option to acquire, and of Whitehall Associates to cause Sub to take such action, subject to applicable law (the "Mandatory Purchase"), such number of Shares, which when added to the number of shares of Common Stock purchased in the Offer (together with any shares of Common Stock previously purchased pursuant to the Option),

as will result in Sub beneficially owning more than 50% of the outstanding shares of Common Stock (the "Mandatory Purchase Shares").  Shares subject to the Option in excess of the number of Mandatory Purchase Shares will continue,

subject to the condition discussed in the previous paragraph, to be subject to purchase at the option of Sub.  "Conversion Date" means the date, if any, on which Sub or Whitehall Associates or a direct or indirect wholly owned subsidiary of Whitehall Associates acquires more than 41%, but less than 50%,

of the outstanding shares of Common Stock in accordance with the terms and conditions of the Offer.

          If requested by Whitehall Associates, the Issuer will, following the exercise of the Option and the purchase of the Shares and/or the acceptance for exchange of shares of Common Stock to be exchanged pursuant to the Offer, and from time to time thereafter, take all actions necessary to cause the

Applicable Percentage (as defined below) of directors (and of members of each committee of the board of directors) (rounded in each case to the next highest director or member) of the Issuer selected by Whitehall Associates to consist of persons designated or elected by Whitehall Associates (whether, at the election of the Issuer, by means of increasing the size of the board of directors or seeking the resignation of directors and causing Whitehall

Associates' designees to be elected).  The "Applicable Percentage" means the ratio of (i) the total voting power of all shares of Common Stock purchased in accordance with the exercise of the Option and/or accepted for exchange pursuant to the Offer to (ii) the total voting power of the outstanding voting securities of the Issuer, rounded to the nearest whole number and expressed as a percentage, except that if Sub has acquired at least 28,138,000 Shares the

Applicable Percentage will not be less than 33-1/3%.

          If the Merger is completed as planned, (i) the board of directors of the Surviving Corporation will consist of the directors of Sub at the time of the Merger, until the earlier of their resignation or removal or the election and qualification of their successors, and (ii) the officers of the Surviving

Corporation will consist of the officers of Issuer at the time of the Merger,

until the earlier of their resignation or removal or the election and qualification of their successors.

          At the effective time of the Merger, (i) the certificate of incorporation of Issuer, as restated in the form set forth as Exhibit A to the

Merger Agreement, shall be the restated certificate of incorporation of the

Surviving Corporation and (ii) the by-laws of Sub shall be the by-laws of the

Surviving Corporation.  The authorized capital stock of Sub consists of 1,000 shares of common stock, 100 shares of which are owned by Whitehall Associates.

          If the Merger is completed as planned, Whitehall Associates expects to cause Issuer to (i) seek to have the shares of Common Stock cease to be authorized to be listed on the New York Stock Exchange, Inc. and (ii) seek to have the shares of Common Stock deregistered under the Exchange Act.

          The preceding summary of certain provisions of the Merger Agreement and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement it reserves the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  As of September 23, 1994, under the definition of

"beneficial ownership" as set forth in Rule 13d-3 under the Securities and

Exchange Act of 1934, as amended, Sub may be deemed to have beneficially owned

28,138,000 shares of Common Stock underlying the Option, constituting approximately 19.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in the Merger

Agreement to be outstanding as of September 23, 1994) assuming, for purposes of calculating the foregoing percentage regarding the Common Stock, that the

Option had been exercised in full.

          Sub is a wholly owned subsidiary of Whitehall Associates and therefore, Whitehall Associates, acting through its sole general partner, KKR

Associates, has the power to direct the voting of and disposition of any Shares deemed to be beneficially owned by Sub.  As a result, KKR Associates may be deemed to beneficially own any Shares deemed to be beneficially owned by

Whitehall Associates or Sub.  Each of Messrs. Kravis, Roberts, MacDonnell,

Raether, Michelson, Fox, Greene and Tokarz, the general partners of KKR

Associates, has shared power to vote or direct the vote, and to dispose of or direct the disposition of, any Shares deemed to be beneficially owned by KKR

Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any Shares that KKR Associates may be deemed to beneficially own.

          If Sub were to exercise the Option, Sub would have the sole power to vote and sole power to dispose of all of the Shares and Whitehall Associates,

acting through its sole general partner, KKR Associates, would have the sole power to direct the voting of and the disposition of all of the Shares, in each case subject to the terms of the Option Agreement.  In addition, Sub has the right to assign the Option to its designee, which designee must be Whitehall

Associates or a direct or indirect wholly owned subsidiary of Whitehall

Associates. Unless and until Sub or its designee, if any, acquires any Shares upon exercise of the Option, neither Sub nor such designee, if any, has any power to vote or dispose of any Common Stock.  Neither the filing of this

Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

          (d)  Sub or its designee, if any, would have the sole right to receive dividends from, or the proceeds from the sale of, all Shares it would acquire upon exercise of the Option.  To the best knowledge of the Reporting

Persons, no person, other than Sub and its designee, if any, and the respective partners of Whitehall Associates and KKR Associates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares which Sub or its designee, if any, would acquire upon exercise of the Option. Until the Option is exercised, neither Sub nor its designee, if any, has a right to receive dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.


Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the

Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the

Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated September 30, 1994, among Whitehall Associates, L.P., KKR Associates and Borden Acquisition Corp. relating to the filing of a joint statement on Schedule 13D.

     2. Conditional Purchase/Stock Option Agreement dated as of September 23, 1994 by and among Whitehall Associates, L.P., Borden Acquisition Corp. and Borden, Inc.

     3. Agreement and Plan of Merger, dated as of September 23, 1994, among Whitehall Associates, L.P., Borden Acquisition Corp. and Borden, Inc.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

we certify that the information set forth in this Statement is true, complete and correct.


                               KKR ASSOCIATES



                               By: /s/ Henry R. Kravis
                                  Name:   Henry R. Kravis
                                  Title:  General Partner


                               WHITEHALL ASSOCIATES, L.P.
                               By KKR Associates
                               General Partner


                               By: /s/ Henry R. Kravis
                                  Name:   Henry R. Kravis
                                  Title:  General Partner


                               BORDEN ACQUISITION CORP.


                               By: /s/ Scott M. Stuart
                                  Name:   Scott M. Stuart
                                  Title:  President

DATED:  September 30, 1994

                                   SCHEDULE A

                          ]BORDEN ACQUISITION CORP.[

Executive Officers and Directors:

                                 Business            Principal
Name                             Address             Occupation                       Office               Citizenship


Clifton S. Robbins           9 West 57th St.         Employee of Kohlberg       Director; President           U.S.
                              NY, NY  10019          Kravis Roberts & Co.,
                                                     a private investment
                                                     firm ("KKR")

Scott M.                     9 West 57th St.         Employee, KKR           Director; Vice President         U.S.
Stuart                        NY, NY  10019                                        and Secretary

Alexander                    9 West 57th St.         Employee, KKR           Director; Vice President         U.S.
Navab                         NY, NY  10019                                        and Treasurer


            INDEX TO EXHIBITS
            _________________

Exhibit Number   Description of Exhibits
______________   _______________________

   1. Joint Filing Agreement, dated September 30, 1994, among Whitehall Associates, L.P., KKR Associates and Borden Acquisition Corp. relating to the filing of a joint statement on Schedule 13D.

   2. Conditional Purchase/Stock Option Agreement dated as of September 23, 1994 by and among Whitehall Associates, L.P., Borden Acquisition Corp. and Borden, Inc.

   3. Agreement and Plan of Merger, dated as of September 23, 1994, among Whitehall Associates, L.P., Borden Acquisition Corp. and Borden, Inc.